OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Marathon Acquisition Corp.
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
565756103
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	565756103

1	NAMES OF REPORTING PERSONS Sapling, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,699,468

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,699,468

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,699,468

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.5%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	565756103

1	NAMES OF REPORTING PERSONS Fir Tree Capital Opportunity Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		775,332

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		775,332

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	775,332

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.6%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	565756103

1	NAMES OF REPORTING PERSONS Fir Tree, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,474,800

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,474,800

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,474,800

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.1%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G/A
This Amendment No. 2 to Schedule 13G (the “Schedule 13G”) is being filed on behalf of Sapling, LLC, a Delaware limited liability company (“Sapling”), Fir Tree Capital Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Capital Opportunity”) and Fir Tree, Inc., a New York corporation (“Fir Tree”), relating to common stock, par value $0.0001 (the “Common Stock”) of Marathon Acquisition Corp., a Delaware corporation (the “Issuer”), purchased by Sapling and Fir Tree Capital Opportunity. Fir Tree Value Master Fund, LP, a Cayman Islands exempted limited partnership (“Fir Tree Value”), is the sole member of Sapling, and Fir Tree is the investment manager of both Sapling and Fir Tree Capital Opportunity.
Item 1(a) Name of Issuer.
Marathon Acquisition Corp.
Item 1(b) Address of Issuer’s Principal Executive Offices.
500 Park Avenue, 5th Floor
New York, New York 10022
Item 2(a) Name of Person Filing.
Item 2(b) Address of Principal Business Office.
Item 2(c) Place of Organization.
Fir Tree, Inc.
505 Fifth Avenue
23rd Floor
New York, New York 10017
A New York corporation
Sapling, LLC
505 Fifth Avenue
23rd Floor
New York, New York 10017
A Delaware limited liability company
Fir Tree Capital Opportunity Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership
Fir Tree, Inc. is the investment manager for each of Sapling and Fir Tree Capital Opportunity and has been granted investment discretion over portfolio investments, including the shares of Common Stock (as defined below), held by each of them.

Item 2(d) Title of Class of Securities.
common stock, par value $0.0001 (the “Common Stock”)
Item 2(e) CUSIP Number.
565756103
Item 3 Reporting Person.
The person filing is not listed in Items 3(a) through 3(j).
Item 4 Ownership.
(a)
Sapling and Fir Tree Capital Opportunity are the beneficial owners of 3,699,468 shares of Common Stock and 775,332 shares of Common Stock, respectively. Fir Tree may be deemed to beneficially own the shares of Common Stock held by Sapling and Fir Tree Capital Opportunity as a result of being the investment manager of Sapling and Fir Tree Capital Opportunity.

(b)
Sapling and Fir Tree Capital Opportunity are the beneficial owners of 7.5% and 1.6%, respectively, of the outstanding shares of Common Stock. Collectively, the Reporting Persons beneficially own 4,474,800 shares of Common Stock which represent 9.1% of the shares of Common Stock outstanding. These percentages are determined by dividing the number of shares beneficially held by 49,410,850, the number of shares of Common Stock issued and outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2007.

(c)
Sapling may direct the vote and disposition of 3,699,468 shares of Common Stock. Fir Tree Capital Opportunity may direct the vote and disposition of 775,332 shares of Common Stock. Fir Tree has been granted investment discretion over the shares of Common Stock held by Sapling and Capital Opportunity.

Item 5 Ownership of Five Percent or Less of a Class.
Inapplicable.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Fir Tree Value, as the sole member of Sapling, has the right to receive dividends from and the proceeds from the sale of the Common Stock.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8 Identification and Classification of Members of the Group.
Inapplicable.
Item 9 Notice of Dissolution of Group.
Inapplicable.
Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

SAPLING, LLC
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE, INC.
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Marathon Acquisition Corp., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2008.

SAPLING, LLC
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE, INC.
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President